

April 7, 2011

Mr. Craig Dubow
Chief Executive Officer
Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107-0910

      Re: Gannett Co., Inc.
                Form 10-K for the fiscal year ended December 26, 2010
                File No. 1-6961

Dear Mr. Dubow:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 26, 2010

Management's Discussion and Analysis

Results from continuing operations and special charges and credits, page 30

1. We note your presentation of adjusted earnings per share, and the subsequent discussion on this measure, at the beginning of your MD&A section. The presentation of a non-GAAP measure before the related GAAP measure gives undue prominence to the non-GAAP measure and is therefore prohibited. Please revise your disclosure to first present your discussion of the appropriate GAAP measure. Reference is made to Regulation S-K, Item 10(e).

Basis of reporting
Critical accounting policies and the use of estimates, page 32

2. It appears that you have included a general statement with regard to your critical
    accounting policies, along with a reference to the notes to your financial statements
    where you discuss your critical accounting policies. However, the purpose of the
    discussion of critical accounting policies within the MD&A section differs significantly
    from that within the notes to the financial statements. The MD&A discussion of such
    policies should supplement, not duplicate, the description of accounting policies that are
    already disclosed in the notes to the financial statements, providing greater insight into
    the quality and variability of information regarding financial condition and operating
    performance. While accounting policy notes in the financial statements generally
    describe the method used to apply an accounting principle, the discussion in MD&A
    should detail the uncertainties involved in applying a principle at a given time and
    include an explanation of how results may differ over time given changes in the estimates
    and judgments used. Please revise your critical accounting policies section accordingly.

3. In this regard, we note your goodwill balance at year end comprised approximately 42%
    of your total assets. Please revise your disclosure to include a thorough and robust
    discussion of the sensitivity aspects of your analysis of goodwill, including the judgments
    and estimates used to determine whether any portion of this goodwill balance is impaired
    at any point in time. You may also include an analysis of your goodwill balance to show
    if any portion of the balance is at risk of impairment in the near future should any of your
    estimates change.

Consolidated Summary – Continuing Operations, page 33

4. We note you have presented several tables within this section where you adjust your
    GAAP measure for certain items to present an adjusted non-GAAP measure. However,
    your reason for these adjustments, and how the non-GAAP measures are meaningful to
    investors, is not clear from either your discussion herein or that on page 40. Please revise
    your disclosure to provide a more detailed explanation of the reasons why management
    believes the presentation of each non-GAAP measure provides useful information to
    investors regarding your financial condition and results of operations. Disclose the
    additional purposes, if any, for which management uses the non-GAAP measure as well.
    Please note this comment applies to all sub-sections throughout MD&A where a similar
    disclosure has been provided. Reference is made to Regulation S-K, Item 10(e).

5. In this regard, we note you have provided very little in the way of discussion and analysis
    of your GAAP operating results. In addition, your discussions of GAAP and non-GAAP
    operating results are often highly commingled. In order to present a balanced disclosure,
    please provide enhanced discussion of your GAAP operating results, including the

reasons for changes in results between periods, in a format and location which give prominence to the GAAP results over your non-GAAP disclosures.

6. On page 34, you present a table which you have labeled as consolidated summary – non-GAAP basis, where you show operating revenues, operating expenses, operating income, non-operating expense and diluted per share income from continuing operations. Although you have used the GAAP titles for these amounts, it appears that you are actually presenting non-GAAP adjusted amounts. Regulation S-K, Item 10(e) specifically prohibits using titles or descriptions for non-GAAP measures that are the same or confusingly similar to GAAP titles. Please revise your disclosure to remove this table or change the descriptions of the non-GAAP measures so they are easily distinguishable from the similar GAAP measures. For example, you might label operating revenues on a non-GAAP basis as "Adjusted operating revenues."

Publishing
Publishing expense comparisons, page 37

7. In the last sentence of the first paragraph of this section, you indicate that absent certain items, publishing expense changed by 9%. As this is a non-GAAP measure, it should be labeled as such. For instance, you may add qualifying language such as "on an adjusted basis" to clarify that this measure deviates from GAAP. Alternatively, we would encourage you to instead discuss in detail any items or events which impacted the comparability of operating results from one period to the next without calculating a non-GAAP measure. Please note that this comment applies to all instances where a similar non-GAAP measure has been calculated as described above.

Digital
Digital results 2009-2008, page 38

8. Your disclosure refers to revenues on a pro forma basis. We understand that these pro forma revenues are prepared on the assumption that CareerBuilder and ShopLocal had been consolidated for all of fiscal 2008. Please confirm our understanding supplementally, or advise us how we are not correct. On an ongoing basis, please note that we will generally not object if you wish to provide a supplemental comparative discussion of actual operating results with pro forma operating results for a fiscal period. However, we would generally expect the pro forma operating results to be prepared on a basis consistent with the form and content requirements set forth in Rule 11-02(b) of Regulation S-X. We would also expect to see pro forma financial information provided in the filing.

Consolidated operating expenses, page 40

9. The table you present showing payroll, benefits and newsprint costs as a percentage of operating expenses, appears to be calculated on a non-GAAP basis, using adjusted total

operating expenses. If our understanding is correct, please revise your disclosure to clearly label this analysis as non-GAAP and provide a reconciliation to the closestGAAP measure.

Income (loss) from continuing operations attributable to Gannett Co., Inc., page 42

10. At the end of this section, you present a table showing income and earnings per share which appears to be presented on a non-GAAP basis. As stated in the comment above, Regulation S-K, Item 10(e) specifically prohibits using titles or descriptions of non-GAAP measures that are the same or confusingly similar to GAAP titles. Please revise to remove this table or change the descriptions of the non-GAAP measures so they are easily distinguishable from the similar GAAP measures.

11. In addition, please revise your disclosure to provide a reconciliation of your non-GAAP measure to the most comparable GAAP measure.

Liquidity and Capital Resources
Long Term Debt, page 43

12. Based on your disclosure on page 44, it appears the terms of your revolving credit and term loan agreements restrict your ability to issue long term debt above a certain amount. In this regard, you appear to show a pattern of raising new capital through the issuance of debt and using the proceeds to refinance existing debt. Based upon your related Form 8-K for September 30, 2010, it appears that the current terms of the revolving credit agreements allow for the issuance of up to $750 million in additional unsecured indebtedness guaranteed by the guarantors under the credit agreements so long as that indebtedness meets certain requirements. It also appears that you may exceed that $750 million limitation if the net cash proceeds are applied to permanently repay or prepay your term loan agreement, the revolving credit agreement or certain outstanding notes. Please clarify how the $500 million private placement completed in September 2010 impacts your remaining borrowing capacity. If you may now issue just $250 million in additional indebtedness (other than to permanently repay or prepay current borrowings), please revise your disclosure to discuss any such restrictions on your capacity to raise capital or issue new debt and how you expect this to impact your liquidity in future periods.

Item 10. Directors, Executive Officers and Corporate Governance, page 84

13. We note that only a list of directors was to be incorporated by reference from your proxy statement. In future filings, please ensure that all required information to be disclosed pursuant to Item 10 is appropriately incorporated by reference.

Exhibits 31-1 and 31-2

14. We note that in paragraph 4(d) of the certifications required by Exchange Act Rule 13a-14(a) that in each certification the language "during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" has been modified to "during the registrant's fourth fiscal quarter." We also note that in the introductory language of paragraph 5 in each certification that the language "(or persons performing the equivalent functions)" has been deleted. In future filings, the certifications should be revised to track the language exactly as set forth in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

15. We note your disclosure in the first paragraph of the Base Salary section on page 22 and in the first paragraph of the Long-Term Equity Award Targets section on page 25 that you use comparative market data of Peer Group and Comparable Group companies to make compensation decisions related to your CEO's compensation and to establish appropriate long-term incentive equity targets for each NEO. In future filings, please revise to discuss in greater detail how you use comparative market data and how that comparative market data affects your compensation decisions. Additionally, where you target elements of compensation to a range within the comparative market data, such as the median or average of Peer Group and Comparable Group companies as disclosed in the first paragraph of the Base Salary section on page 22, identify the element of compensation, the range and explain more specifically where your compensation fell within that range. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

16. We note your disclosure in the second paragraph of the Executive Incentive Bonuses section on page 23 and in the first paragraph of the Long-Term Equity Award Targets section on page 25 that you have established bonus guideline amounts and long-term incentive equity target amounts. In future filings, in addition to disclosing the annual bonus and long-term incentive equity awards for each NEO, please revise to also disclose the guideline and target amounts for each NEO.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief